Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
FAVORABLE PRIVATE LETTER RULING

Calgary Alberta, Canada – January 9, 2009

Precision Drilling Trust (“Precision”) today announced that it had received a favorable private letter ruling from the U.S. Internal Revenue Service with respect to the application of Section 367 of the U.S. Internal Revenue Code of 1986, as amended, to the exchange of Grey Wolf, Inc. (“Grey Wolf”) common stock for cash and/or Precision trust units in the merger of the companies (the “Merger”).  As a result, and as described in greater detail in the Registration Statement relating to the Merger, a Grey Wolf shareholder that receives Precision trust units in the Merger will not recognize gain for U.S. federal income tax purposes, except to the extent of any cash received by such shareholder in the Merger.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

For further information, please contact:

Doug Strong, Chief Financial Officer
Precision Drilling Corporation, Administrator of Precision Drilling Trust
(403) 716-4500
(403) 264-0251 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Oilfield Services Corporation
(713) 435-6100
(713) 435-6171 (FAX)

Suite 600, 10370 Richmond Avenue
Houston, Texas 77042-4136

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